PRESS RELEASE                                 LIFE SCIENCES RESEARCH, INC.
                                              (Other OTC:LSRI)
                                              PO Box 2360
                                              Mettlers Road
                                              East Millstone, NJ 08875-2360

                                       For Further Information:
                                       Richard Michaelson
                                       Phone:   US: (732) 649-9961
                                       e-mail: LifeSciencesResearch@LSRinc.net


November 7, 2006

                       LSR ANNOUNCES THIRD QUARTER RESULTS

         Highlights:
o    Revenues of $49.5 million.
o    Net Income of $2.7 million, or $0.18 per fully diluted share.
o    Net new orders of $58.0 million

East Millstone, New Jersey, November 7, 2006 - Life Sciences Research, Inc. (Other OTC: LSRI) announced today that revenues for the quarter ended September 30, 2006 were $49.5 million, 13.0% above the revenues for the same period in the prior year of $43.8 million. Excluding the effect of exchange rate movements, revenues increased 8.7%. Operating income for the quarter ended September 30, 2006 was $5.7 million, or 11.6% of revenues, compared with $5.7 million, or 13.0% of revenues for the same period in the prior year. The Company reported net income for the quarter ended September 30, 2006 of $2.7 million compared with $1.1 million for the quarter ended September 30, 2005. Net income per common share for the quarter ended September 30, 2006 was $0.21 compared with $0.09 in the quarter ended September 30, 2005. Net income per fully diluted share was $0.18 for the current quarter compared to $0.08 in the prior year.

The net income for the three months ended September 30, 2006 included Other Expenses of $0.9 million which comprised finance arrangement fees of $0.5 million and the non-cash cost of $0.7 million associated with the 100,000 warrants granted in January 2005 for advisory services, offset by $0.3 million from a non-cash foreign exchange remeasurement gain pertaining to the New Financing denominated in US dollars. In the same period in the prior year, Other Expenses of $1.8 million were comprised of finance arrangement fees of $1.2 million, and $0.6 million from the non cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds. Excluding these Other Expenses and related tax effect, non-GAAP net income for the current quarter was $2.7 million, or $0.19 per fully diluted share, compared to $3.2 million, or $0.22 per fully diluted share in the prior year.

Net days sales outstanding at September 30, 2006 were 15 (21 at September 30, 2005 and 16 at December 31, 2005). Capital expenditure totaled $4.2 million in the third quarter of 2006, compared to $5.1 million in the third quarter of 2005.

Cash on hand at September 30, 2006 was $38.3 million compared with $15.4 million at December 31, 2005. The increase in cash on hand was primarily due to the March 2006 $70 million New Financing Loan which generated net proceeds of approximately $63 million, of which $46.2 million was used to redeem the outstanding principal amount of the Convertible Capital Bonds. Long-term debt was $91.1 million at September 30, 2006 compared with $30.4 million at December 31, 2005. At September 30, 2006 long-term debt predominantly consisted of the $70 million New Financing Loan and the $22.8 million of finance leases associated with the sale and leaseback, offset by unamortized lender warrant costs.

Revenues for the nine months ended September 30, 2006 of $139.8 million were 5.9% above revenues for the same period in the prior year of $132.0 million. Excluding the effect of exchange rate movements, the increase was 6.9%. Operating Income for the nine months ended September 30, 2006 was $14.6 million, or 10.5% of revenues, compared with $16.3 million, or 12.3% of revenues for the same period in the prior year. The Company reported net income before the cumulative effect of the accounting change for the nine months ended September 30, 2006 of $4.3 million, compared with $2.0 million for the same period in the prior year. Net income per fully diluted share before the cumulative effect of the accounting change for the nine months ended September 30, 2006 was $0.29 compared with $0.14 for the same period in the prior year.

Concurrently with the repayment of the $10 million promissory note that was owed to the Company by Alconbury Estates from the Sale and Leaseback transaction that was announced in June 2005, FIN46R consolidation accounting ceased effective June 30, 2006. As a result, the Company recognized a charge in the period for the cumulative effect of the accounting change of $20.7 million, of which the largest charge is associated with the non-cash write-down of the Company's UK facilities.

The net income before the cumulative effect of the accounting change in the nine months ended September 30, 2006 included Other Income of $0.4 million which comprised $4.0 million from the non-cash foreign exchange remeasurement gain pertaining to the Convertible Capital Bonds and New Financing denominated in US dollars and other exchange gains of $0.2 million, offset by finance arrangement fees of $3.1 million primarily reflecting gains of Alconbury Estates, LSR's landlord, which were consolidated under FIN46 and the non-cash costs of $0.7 million associated with the 100,000 warrants granted in January 2005 for advisory services. In the same period in the prior year, Other Expenses of $5.2 million were comprised of finance arrangement fees of $1.4 million and $3.8 million of a non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds. Excluding these Other Expenses and related tax effect, non-GAAP net income before the cumulative effect of the accounting change for the nine months ended September 30, 2006 was $5.0 million, or $0.34 per fully diluted share, compared to $9.4 million, or $0.65 per fully diluted share in the prior year.

Capital expenditure totaled $8.2 million in the first nine months of 2006, compared to $12.1 million in the first nine months of 2005.

Net new business signings totaled $58.0 million for the third quarter of 2006. This represented an increase of 38% from the third quarter orders in 2005. Net new business signings for the nine months ended September 30, 2006 were $165.5 million, an increase of 21% on the nine months ended September 2005. At September 30, 2006 backlog (booked on work) amounted to approximately $152 million.

Brian Cass, LSR's President and Managing Director commented, "It is very pleasing to see record levels of orders, revenues, operating profit and backlog all being reported this quarter. Net orders of $58.0 million were an increase of 38% on the same quarter last year. On a constant currency basis year over year growth in orders was 34%, within which our pharmaceutical business growth accelerated to 36%. These increases reflect our ongoing success in building this business, particularly with the top global pharmaceutical companies, and the continuing strength and growth of the outsourcing market place."

"Our strong orders performance throughout 2006 to date has driven the 12 month trailing book to bill ratio to a satisfying 1.18 and produced backlog growth 32% year over year to a record level of $152 million, both of which are positive indicators of future revenue and profit growth."

He added, "Our continuing focus on scientific and service excellence has been further enhanced this year with the launch of a global, seamlessly integrated suite of IT solutions for automated data capture and reporting, and providing customers direct access to information via dedicated extranet portals. This further strengthens our position as a premium quality, global research organization with a broad, and growing, portfolio of customers."

LSR will hold an investor conference call to discuss the quarter's results on November 8, 2006 at 9:00 a.m. Eastern Time. That call can be listened to by dialing (210) 234-0015 pass code 2089115. We suggest calling five minutes prior to the scheduled call.

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in the Company's SEC filings, including its Form 10-K for the fiscal year ended December 31, 2005, as filed with the US Securities and Exchange Commission.


                              - tables to follow -

                  Life Sciences Research Inc. and Subsidiaries
                 Condensed Consolidated Statements of Operations

                                    Unaudited


                                                         Three months ended               Nine months ended
                                                            September 30                    September 30

(Dollars in thousands, except per share data)               2006            2005             2006           2005
Revenues                                                 $49,460         $43,758         $139,766       $131,993
Cost of sales                                           (36,388)        (31,673)        (103,271)       (95,214)
                                                    -------------    ------------    -------------    -----------
Gross profit                                              13,072          12,085           36,495         36,779
Selling, general and administrative expenses             (7,334)         (6,410)         (21,886)       (20,496)
                                                    -------------    ------------    -------------    -----------
Operating income                                           5,738           5,675           14,609         16,283
Interest income                                              437              21              968             66
Interest expense                                         (3,162)         (2,138)         (10,057)        (5,855)
Other (expense) / income                                   (913)         (1,760)              350        (5,195)
                                                    -------------    ------------    -------------    -----------
Income before income taxes                                 2,100           1,798            5,870          5,299
Income tax benefit / (expense)                               579           (649)          (1,584)        (3,288)
                                                    -------------    ------------    -------------    -----------
Income before cumulative effect of accounting
change                                                    $2,679          $1,149           $4,286          2,011
Cumulative effect of accounting change (net of
income tax benefit of $22,218)                                 -               -         (20,656)              -
                                                    -------------    ------------    -------------    -----------
Net income / (loss)                                       $2,679          $1,149        $(16,370)         $2,011
                                                    -------------    ------------    -------------    -----------

Basic income / (loss) per share
Income / (loss) before cumulative effect of
accounting change                                          $0.21           $0.09            $0.34          $0.16
Cumulative effect of accounting change                         -               -           (1.64)              -
                                                    -------------    ------------    -------------    -----------
Basic income / (loss) per share                            $0.21           $0.09          $(1.30)          $0.16
                                                    -------------    ------------    -------------    -----------
Diluted income / (loss) per share:
Income / (loss) before cumulative effect of
accounting change                                          $0.18           $0.08            $0.29          $0.14
Cumulative effect of accounting change                         -               -           (1.42)              -
                                                    -------------    ------------    -------------    -----------
Diluted income / (loss) per share                          $0.18           $0.08          $(1.13)          $0.14
                                                    -------------    ------------    -------------    -----------

Weighted average number of common stock
- Basic     (000's)                                       12,669          12,542           12,627         12,506
- Diluted  (000's)                                        14,534          14,601           14,506         14,521




                  Life Sciences Research Inc. and Subsidiaries
                      Condensed Consolidated Balance Sheets


(Dollars in thousands)                                                September 30,         December 31,
                                                                               2006                 2005
ASSETS                                                                    Unaudited              Audited
Current assets:
Cash and cash equivalents                                                   $38,315              $15,420
Accounts receivable, net of allowance of $768 and $618 in
    2006 and 2005 respectively                                               30,519               26,810
Unbilled receivables                                                         16,360               11,981
Inventories                                                                   2,354                1,992
Prepaid expenses and other current assets                                    12,263                7,062
                                                                  ------------------     ----------------
Total current assets                                                         99,811               63,265

Property and equipment, net                                                  59,169              105,605
Goodwill                                                                      1,445                1,195
Other assets                                                                  9,195                  901
Unamortized capital bonds issue costs                                             -                   70
Deferred income taxes                                                        35,259               13,333
                                                                  ------------------     ----------------
Total assets                                                               $204,879             $184,369
                                                                  ------------------     ----------------
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                            $15,018              $15,742
Accrued payroll and other benefits                                            3,647                3,655
Accrued expenses and other liabilities                                       14,200               15,862
Pension liabilities                                                           5,044                4,635
Short-term debt                                                                 706               46,946
Fees invoiced in advance                                                     38,214               32,920
                                                                  ------------------     ----------------
Total current liabilities                                                    76,829              119,760

Long-term debt                                                               91,131               30,430
Deferred gain on disposal of US property                                      9,187                    -
Pension liabilities, less short-term portion                                 53,038               48,747
                                                                  ------------------     ----------------
Total liabilities                                                          $230,185             $198,937
                                                                  ------------------     ----------------
Commitments and contingencies
Stockholders' equity/(deficit)
Preferred Stock, $0.01 par value.  Authorized 5,000,000
Issued and outstanding: None                                                      -                    -
Non-Voting Common Stock, $0.01 par value.  Authorized 5,000,000
Issued and outstanding: None                                                      -                    -
Voting Common Stock, $0.01 par value.  Authorized 50,000,000
Issued and outstanding at September 30, 2006: 12,670,020
(December 31, 2005: 12,553,251)                                                 127                  126
Paid in capital                                                              82,249               75,848
Less: Promissory notes for the issuance of common stock                        (44)                (205)
Accumulated other comprehensive loss                                       (50,320)             (49,389)
Accumulated deficit                                                        (57,318)             (40,948)
                                                                  ------------------     ----------------
Total stockholders' equity /(deficit)                                      (25,306)             (14,568)
                                                                  ------------------     ----------------
Total liabilities and stockholders' equity /(deficit)                      $204,879             $184,369
                                                                  ------------------     ----------------

See Notes to Condensed Consolidated Financial Statements

                  Life Sciences Research Inc. and Subsidiaries
                 Condensed Consolidated Statements of Cash Flows
                                    Unaudited

                                                                          Nine months ended September 30
(Dollars in thousands)                                                         2006                 2005
Cash flows from operating activities:
Net (loss)/income                                                         $(16,370)               $2,011
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization                                                 7,221                7,229
Amortisation of gain on disposal of US property                                (81)                    -
Non-cash compensation expense associated with employee stock
compensation plans                                                              407                    -
Cumulative effect of accounting change                                       42,874                    -
Foreign exchange (gain)/loss on Capital Bonds and New Financing             (4,005)                3,765
Foreign exchange gain on intercompany balances                                (203)                    -
Deferred income tax (benefit)/expense                                      (20,635)                3,288
Provision for losses on accounts receivable                                     150                   79
Amortization of warrants                                                      1,048                  260
Amortization of Capital Bonds issue costs                                        70                  137
Amortization of Financing Costs                                               3,116                1,420

Changes in operating assets and liabilities:
Accounts receivable, unbilled receivables and prepaid expenses                1,183             (13,880)
Inventories                                                                   (211)                  131
Accounts payable, accrued expenses and other liabilities                    (4,712)                2,063
Fees invoiced in advance                                                      2,380              (2,876)
                                                                   -----------------     ----------------
Net cash provided by operating activities                                   $12,232               $3,627
                                                                   -----------------     ----------------
Cash flows used in investing activities:
Purchase of property and equipment                                          (8,152)             (12,084)
Sale of property, plant and equipment                                             6                    -
                                                                   -----------------     ----------------
Net cash used in investing activities                                      $(8,146)            $(12,084)
                                                                   -----------------     ----------------
Cash flows provided by/(used in) financing activities:
Proceeds from issuance of Voting Common Stock                                 5,345                  629
Proceeds from long-term borrowings                                           70,000               30,000
Increase in deferred finance/other assets                                   (8,145)                    -
Repayments of long-term borrowings                                             (71)             (41,106)
Repayments of short-term borrowings                                        (46,553)                (684)
                                                                   -----------------     ----------------
Net cash provided by/(used in) financing activities                         $20,576            $(11,161)
                                                                   -----------------     ----------------

Effect of exchange rate changes on cash and cash equivalents                (1,767)              (1,562)
                                                                   -----------------     ----------------
Increase/(decrease) in cash and cash equivalents                             22,895             (21,180)
Cash and cash equivalents at beginning of period                             15,420               33,341
                                                                   -----------------     ----------------
Cash and cash equivalents at end of period                                  $38,315              $12,161
                                                                   -----------------     ----------------
Supplementary Disclosures
Interest paid in the period                                                  $8,127               $5,392
Taxes paid in the period
           Japan                                                               $123                  $18
           US                                                                  $333                 $298

Supplementary Disclosures of non-cash financing activity:
Issuance of warrants to lender                                               $2,528                    -
Issuance of warrants to financial advisor                                    $1,749                    -
